# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AMPCO PITTSBURGH CORP, CIK 0000006176
CUSIP: 032037103
Title of class of securities: Common
Address of issuer's principal executive offices: 726 BELL AVENUE, 726 BELL AVENUE, CARNEGIE, Pennsylvania (PA), 15106
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001144969-25-000002
Filed by CIK 0001128239

## Reporting persons
- RUTABAGA CAPITAL MANAGEMENT LLC/MA: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: AMPCO PITTSBURGH CORP
Address of issuer's principal executive offices: 726 BELL AVENUE, 726 BELL AVENUE, CARNEGIE, PENNSYLVANIA, 15106.

## Item 2. Person Filing
Name of person filing: Rutabaga Capital Management
Address of principal business office or, if none, residence: 121 High Street, Boston, MA 02110
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- RUTABAGA CAPITAL MANAGEMENT LLC/MA: Peter C. Schliemann, Managing Principal (01/22/2026)